February 11, 2025

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER “[*]” IN THE LETTER FILED VIA EDGAR.

VIA EDGAR AND ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, DC 20549

Attention:	Uwem Bassey

Jeff Kauten

Brittany Ebbertt

Kathleen Collins

Re:	CoreWeave, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted January 22, 2025
CIK No. 0001769628

Ladies and Gentlemen:

We are submitting this letter on behalf of CoreWeave, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated February 5, 2025 (the “Letter”), regarding the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1 (CIK No. 0001769628) confidentially submitted by the Company to the Commission on January 22, 2025 (the “Draft Registration Statement”). Concurrently herewith, we are transmitting Confidential Submission No. 3 (“Draft No. 3”) to the Draft Registration Statement. The numbered paragraphs below correspond to the numbered comments in the Letter and the Staff’s comments are presented in bold italics.

In addition to addressing the comments raised by the Staff in the Letter, the Company has revised Draft No. 3 to update certain other disclosures. Capitalized terms used and not otherwise defined herein have the same meanings as specified in Draft No. 3.

[CONFIDENTIAL TREATMENT REQUESTED BY COREWEAVE, INC.]

U.S. Securities and Exchange Commission

February 11, 2025

Confidential Treatment Request

Pursuant to 17 C.F.R. § 200.83, we are requesting confidential treatment for portions of the response below reflecting information that we have provided supplementally. We request that these portions, as indicated by “[*]”, be maintained in confidence, not be made part of any public record and not be disclosed to any person, as they contain confidential information, disclosure of which would cause the Company competitive harm. In the event that the Staff receives a request for access to the confidential portions herein, whether pursuant to the Freedom of Information Act or otherwise, we respectfully request that we be notified immediately so that we may further substantiate this request for confidential treatment. Please address any notification of a request for access to such documents to the undersigned.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary

Summary Consolidated Financial Data, page 20

1.

We note your revised footnote disclosure in response to prior comment 7. Further revise to include separate line-item adjustments in the reconciliations of the pro forma numerator and denominator for the vesting and settlement of stock-based compensation associated with the RSUs, as applicable. In addition, revise footnote (2) to the per share table on page 21 to include a cross reference to the calculations of basic and diluted net income (loss) attributable to common stockholders in Note 13 to your financial statements.

In response to the Staff’s comment, the Company has revised pages 21 and 22 of Draft No. 3.

Non-GAAP Financial Measures, page 23

2.	We note your revised disclosures and response to prior comment 16. Please further revise here to present GAAP net loss margin prior to the non-GAAP measure Adjusted EBITDA margin.

In response to the Staff’s comment, the Company has revised page 23 of Draft No. 3.

Risk Factors

We have a limited number of suppliers..., page 25

3.	Please quantify your supplier concentration for the periods presented.

In response to the Staff’s comment, the Company has revised page 25 of Draft No. 3.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Attractive Unit Economics, page 94

4.

We note your revised disclosure and response to prior comment 15. Please further revise to clarify, if true, that the revenue used to calculate average annualized revenue per GPU includes only committed contract revenue, or otherwise clarify which revenue is included in this calculation.

In response to the Staff’s comment, the Company has revised page 95 of Draft No. 3 to clarify that revenue used to calculate average annualized revenue per GPU includes only committed contract revenue in this calculation.

Notes to Consolidated Financial Statements

Note 1. Overview and Summary of Significant Accounting Policies

Revenue Recognition, page F-20

[CONFIDENTIAL TREATMENT REQUESTED BY COREWEAVE, INC.]

U.S. Securities and Exchange Commission

February 11, 2025

5.

We note your revised disclosures on page F-21 in response to prior comment 27. Please further revise to include a discussion of what is included within variable consideration as provided in your response.

In response to the Staff’s comment, the Company has revised page F-21 of Draft No. 3.

Note 2. Revenue

Remaining Performance Obligations, page F-26

6.

We note your revised disclosures in response to prior comment 28 where you state that substantially all of the remainder of the remaining performance obligations (RPOs) will be recognized over the next 36 months. Please tell us the percentage of RPOs that will be recognized in years three, four and five. To the extent the majority of your contracts have terms of up to three years, revise your disclosures on page F-20 where you refer to committed contract terms as ranging from two to five years to clarify as such.

In response to the Staff’s comment, the Company has revised page F-26 of Draft No. 3 to further clarify the periods of recognition for the Company’s remaining performance obligations (“RPOs”). The Company has also revised page F-20 to further specify that the committed contract terms being described are the typical initial customer contract terms. Additionally, the Company respectfully advises the Staff that as of December 31, 2023, [*]%, [*]%, [*]%, and [*]% of the Company’s RPOs will be recognized in years three, four, five, and six, respectively, for a total of 59% of the Company RPOs. As of September 30, 2024, [*]%, [*]%, and [*]% of the Company’s RPOs will be recognized in years three, four, and five, respectively, for a total of 50% of the Company’s RPOs.

* * * * * * *

[CONFIDENTIAL TREATMENT REQUESTED BY COREWEAVE, INC.]

U.S. Securities and Exchange Commission

February 11, 2025

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (415) 875-2432, or in my absence, Ran Ben-Tzur at (650) 335-7613.

Sincerely,

/s/ Michael Brown
Michael Brown
Partner

FENWICK & WEST LLP

cc:

Michael Intrator, Chief Executive Officer and President

Nitin Agrawal, Chief Financial Officer

Kristen McVeety, Esq., General Counsel and Corporate Secretary

CoreWeave, Inc.

Ran Ben-Tzur, Esq.

Jennifer Hitchcock, Esq.

Aman Singh, Esq.

Fenwick & West LLP

Richard A. Kline, Esq.

Keith L. Halverstam, Esq.

Latham & Watkins LLP

4

[CONFIDENTIAL TREATMENT REQUESTED BY COREWEAVE, INC.]